ALISTAIR TIVER, MAusIMM

CONSENT OF QUALIFIED PERSON

To:

US Securities and Exchange Commission

I, Alistair Tiver, MAusIMM, do hereby consent to (i) the incorporation by reference of the following document(s) into the annual information form (the “AIF”) of Nevsun Resources Ltd. (the “Issuer”) dated March 24, 2005 to be filed with certain Canadian securities commissions and the annual report on Form 40-F (the “40-F”) of the Issuer to be filed with the United States Securities and Exchange Commission in connection therewith, and (ii) the inclusion of any extracts from or summary of such document(s) in the AIF and the 40-F:

1.

“Technical Report on the Segala Property, Mali West Africa”, dated May 17, 2004

 (collectively, the “Technical Report”).

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF or the 40-F of the Issuer contains any misrepresentation of the information contained in the Technical Report.

Dated this 24 day of March, 2005.

“signed”

_______________________
Alistair Tiver, MAusIMM

[Seal or Stamp]